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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8 )*

Hyperion Collateralized Securities Fund, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

Not Applicable.

(CUSIP Number)

Ellen Oster, Esq., 767 Fifth Avenue, New York, New York 10153, (212) 418-6126

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 30 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON: GMAM Investment Funds Trust 13-3160892
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 26,729,535.27 shares. (See Item 5 below) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 26,729,535.27 shares. (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,729,535.27 shares. (See Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26,729,535.27 shares represent 48.5% of the issued and outstanding shares as of the date of event.
14	TYPE OF REPORTING PERSON (See Instructions) EP

Page 2 of 30 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON: GMAM Group Pension Trust I 01-0719298
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 28,080,237.95 shares. (See Item 5 below) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 28,080,237.95 shares. (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,080,237.95 shares. (See Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28,080,237.95 shares represent 51.0% of the issued and outstanding shares as of the date of event.
14	TYPE OF REPORTING PERSON (See Instructions) EP

Page 3 of 30 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: General Motors Investment Management Corporation 382903925
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 54,809,773.22 shares. (See Item 5 below) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 54,809,773.22 shares. (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,809,773.22 shares. (See Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54,809,773.22 shares represent 99.5% of the issued and outstanding shares as of the date of event.
14	TYPE OF REPORTING PERSON (See Instructions) IA, CO

Page 4 of 30 Pages

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: General Motors Trust Bank, National Association
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 26,729,535.27 shares. (See Item 5 below) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 26,729,535.27 shares. (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,729,535.27 shares. (See Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26,729,535.27 shares represent 48.5% of the issued and outstanding shares as of the date of event.
14	TYPE OF REPORTING PERSON (See Instructions) BK

Page 5 of 30 Pages

Item 1. Security and Issuer

This Amendment Number 8 amends and supplements the Statement on Schedule 13D (the “Schedule 13D”), as amended by Amendment Number 1 thereto on January 12, 2004 (“Amendment No. 1”), as further amended by Amendment Number 2 thereto on February 4, 2004 (“Amendment No. 2”), as further amended by Amendment Number 3 thereto on April 5, 2004 (“Amendment No. 3”), as further amended by Amendment Number 4 thereto on May 12, 2004 (“Amendment No. 4”), as further amended by Amendment Number 5 thereto on June 3, 2004 (“Amendment No. 5”), as further amended by Amendment No. 6 thereto on June 23, 2004 (“Amendment No. 6”), and as further amended by Amendment No. 7 thereto on May 11, 2005 (“Amendment No. 7”), filed by GMAM Group Pension Trust I (the “GMAM I Trust”), a trust formed pursuant to the laws of the State of New York under and for the benefit of certain employee benefit plans of General Motors Corporation (“GM”) (the “Plans”); General Motors Investment Management Corporation, a Delaware corporation (“GMIMCo”), a wholly-owned subsidiary of GM which is registered as an investment adviser under the Investment Advisers Act of 1940, as amended; GMAM Investment Funds Trust (the “GIFT Trust”), a trust formed pursuant to the laws of the State of New York under and for the benefit of certain Plans; and General Motors Trust Bank, National Association, a national bank subject to regulation by the Office of the Comptroller of the Currency, as trustee of the GIFT Trust (“GMTB”). The GMAM I Trust, the GIFT Trust, GMIMCo and GMTB are referred to herein as the “Reporting Persons.” Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D. Items 3, 4, 5, 6 and 7 are hereby amended and supplemented as follows.

Item 3. Source and Amount of Funds or Other Consideration

The GMAM I Trust paid $100 million to the Fund on December 17, 2003 in exchange for 10,000,000 shares of common stock. The GIFT Trust paid $50 million to the Fund on January 2, 2004 in exchange for 5,000,000 shares of common stock. The GMAM I Trust paid $50 million to the Fund on February 2, 2004 in exchange for 4,963,698.49 shares of common stock. The GIFT Trust paid $50 million to the Fund on April 1, 2004 in exchange for 4,906,771.34 shares of common stock. The GIFT Trust paid $50 million to the Fund on May 10, 2004 in exchange for 4,926,108.37 shares of common stock. The GMAM I Trust paid $60 million to the Fund on June 1, 2004 in exchange for 5,928,853.75 shares of common stock. The GIFT Trust paid $50 million to the Fund on June 21, 2004 in exchange for 4,926,108.37 shares of common stock. The GMAM I Trust paid $50 million to the Fund on May 2, 2005 in exchange for 4,752,851.71 shares of common stock On September 1, 2005, the GIFT Trust paid $50 million to the Fund in exchange for 4,897,159.65 shares of common stock (as described in Item 5). The source of the consideration is the assets of certain of the Plans.

Item 4. Purpose of Transaction

The purpose of this transaction is to acquire an interest in a non-diversified closed-end management investment company whose investment objective is to provide high total return by investing predominantly in asset-backed securities and mortgage-backed securities. As of September 1, 2005, GMTB managed for the benefit of the GIFT Trust an aggregate of 26,729,535.27 Shares, representing 48.5% of the 55,058,302 then issued and outstanding Shares.

Except for proposed periodic acquisitions of additional shares of common stock of the Fund by the GIFT Trust, none of the Reporting Persons, GM or, to the best knowledge of the Reporting Persons, any person identified on Appendix A has any plans or proposals that would result in or relate to any of the transactions described in paragraph (a) through (j) of Item 4 of Schedule 13D.

The various trusts established under the Plans invest in a variety of investment media, including publicly traded and privately placed securities. Such investments could include Shares and/or other

Page 6 of 30 Pages

securities of the Issuer in addition to those referred to in this Statement (“Additional Securities”). The investment and voting decisions regarding any Additional Securities which might be owned by such trusts are made by the trustees thereof or unrelated investment managers, who, in so acting, act independently of the Reporting Persons (although the appointment of such investment managers is subject to authorization of and termination by GMIMCo and/or GMTB). No information regarding any such holdings by such trusts under the Plans is contained in this Statement.

Item 5. Interest in Securities of the Issuer

(a)-(b) On September 1, 2005, GMTB managed for the benefit of the GIFT Trust an aggregate of 26,729,535.27 Shares, representing 48.5% of the 55,058,302 then issued and outstanding Shares. As of September 1, 2005, each of the GMAM I Trust, by virtue of its ownership of the Shares, and GMIMCo, by virtue of its shared voting and dispositive power over 28,080,237.95 Shares, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”)) all Shares the GMAM I Trust has and may acquire. As of September 1, 2005, each of the GIFT Trust, by virtue of its ownership of the Shares and GMIMCo and GMTB, by virtue of their shared voting and dispositive power over 26,729,535.27 Shares, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) all Shares the GIFT Trust has and may acquire. Pursuant to Rule 13d-4, the Reporting Persons expressly declare that the filing of this Amendment shall not be construed as an admission that any such Person is, for the purposes for §§13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Amendment.

Neither GM nor, to the best knowledge of the Reporting Persons, any of the persons named in Appendix A own beneficially (as that term is defined in Rule 13d-3 under the Act) any Shares.

(c) None of the Reporting Persons, GM or, to the best knowledge of the Reporting Persons, any person named in Appendix A has effected any transactions in the Shares during the past 60 days.

(d) GMIMCo as the named fiduciary of the Plans with respect to investments has the authority to direct the Trustee to make payments from the GIFT Trust (which may include dividends from or proceeds from the sale of Shares held by the GIFT Trust) to other trusts under the Plans and to other persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the GMAM I Trust’s subscription agreement dated December 17, 2003, which was filed with the Schedule 13D as Exhibit 1 and is incorporated herein by reference, the GIFT Trust’s subscription agreement dated January 2, 2004, which was filed with Amendment No. 1 as Exhibit 1 and is incorporated herein by reference, the GMAM I Trust’s subscription agreement dated February 2, 2004, which was filed with Amendment No. 2 as Exhibit 1 and is incorporated herein by reference, the GIFT Trust’s subscription agreement dated April 1, 2004, which was filed with Amendment No. 3 as Exhibit 1 and is incorporated herein by reference, and the GIFT Trust’s subscription agreement dated May 10, 2004, which was filed with Amendment No. 4 and is incorporated herein by reference, the GMAM I Trust’s subscription agreement dated June 1, 2004, which was filed with Amendment No. 5 as Exhibit 1 and is incorporated herein by reference, the GIFT Trust’s subscription agreement dated June 21, 2004, which was filed with Amendment No. 6 as Exhibit 1 and is incorporated herein by reference, and the GMAM I Trust’s subscription agreement dated May 2, 2005, which was filed with Amendment No. 7 as Exhibit 1 and is incorporated herein by reference, and the other agreements described in Item 4 or Item 5 above, there are no contracts, agreements, understandings, or relationships between GM, the GMAM I Trust, the GIFT Trust, GMIMCo or GMTB or, to the best of its knowledge, any executive officer or

Page 7 of 30 Pages

director of GM, the GMAM I Trust, the GIFT Trust, GMIMCo or GMTB and any other person with respect to any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Page 8 of 30 Pages

Item 7. Material to be filed as Exhibits

EXHIBIT 1 - Subscription Agreement dated September 1, 2005, between GMAM Investment Funds Trust and Hyperion Collateralized Securities Fund, Inc.

EXHIBIT 2 - Joint Filing Agreement dated September 20, 2005, among the Reporting Persons pursuant to Rule 13d-1(k) under the Act

Page 9 of 30 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GMAM INVESTMENT FUNDS TRUST
(by General Motors Trust Bank, National Association)

By:	/s/ Duen-Li Kao
Name:	Duen-Li Kao
Title:	Managing Director, Global Fixed Income,
General Motors Trust Bank, National
Association

Date: September 20, 2005

Page 10 of 30 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STATE STREET BANK AND TRUST COMPANY,
as trustee for GMAM GROUP PENSION TRUST I
(as directed by General Motors Investment Management Corporation)

By:	/s/ Jason R. Butler
Name:	Jason R. Butler
Title:	Vice President

Date: September 20, 2005

Page 11 of 30 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENERAL MOTORS INVESTMENT MANAGEMENT CORPORATION

By:	/s/ Duen-Li Kao
Name:	Duen-Li Kao
Title:	Managing Director, Global Fixed Income

Date: September 20, 2005

Page 12 of 30 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENERAL MOTORS TRUST BANK, NATIONAL
ASSOCIATION

By:	/s/ Duen-Li Kao
Name:	Duen-Li Kao
Title:	Managing Director, Global Fixed Income

Date: September 20, 2005

Page 13 of 30 Pages

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS OF

GENERAL MOTORS CORPORATION

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of General Motors Corporation is set forth below. Unless otherwise specified, the business address of each person listed below is 300 Renaissance Center, Detroit, Michigan 48265-3000.

NAME AND BUSINESS ADDRESS	POSITION WITH GM	PRINCIPAL OCCUPATION, IF OTHER THAN AS EXECUTIVE OFFICER OF GM
Percy N. Barnevik	Director

Erskine B. Bowles	Director	Chairman, Erskine Bowles & Co., LLC

John H. Bryan	Director

Armando M. Codina	Director	Chairman and Chief Executive Officer, Codina Group, Inc.

John M. Devine	Vice Chairman and Chief Financial Officer

George M. C. Fisher	Director

Thomas A. Gottschalk	Executive Vice President, Law and Public Policy and General Counsel

Karen Katen	Director	Vice Chairman, Pfizer Inc. and President, Pfizer Human Health

Kent Kresa	Director

Ellen J. Kullman	Director	Group Vice President - Safety & Protection, E. I. du Pont de Nemours and Company

Philip A. Laskawy	Director

Robert A. Lutz	Vice Chairman of Global Product Development

E. Stanley O’Neal	Director	Chairman and Chief Executive, Merrill Lynch & Co., Inc.

Eckhard Pfeiffer	Director

G. Richard Wagoner, Jr.	Chairman and Chief Executive Officer

Page 14 of 30 Pages

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS OF

GENERAL MOTORS INVESTMENT MANAGEMENT CORPORATION

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of General Motors Investment Management Corporation is set forth below. Unless otherwise specified, the business address of each person listed below is 767 Fifth Avenue, New York, New York 10153.

NAME AND BUSINESS ADDRESS	POSITION WITH GMIMCo	PRINCIPAL OCCUPATION, IF OTHER THAN AS EXECUTIVE OFFICER OF GMIMCo
Michael P. Cloherty	Vice President, Operations

Thomas E. Dobrowski	Managing Director, Real Estate and Alternative Investments

Nancy C. Everett	Chief Investment Officer

David F. Holstein	Managing Director, Global Equities

Paul F. Jock, II	Director, Senior Vice President and General Counsel

Duen-Li Kao	Managing Director, Global Fixed Income

Michael E. Klehm	Director, Senior Vice President and Chief Financial Officer and Trust Officer

R. James Kraus	Vice President, Human Resources

Patricia M. McDonald	Vice President, Fiduciary Communications & Secretary

B. Jack Miller	Director and Chief Client Officer

Charles G. Preseau	Vice President, Finance and Treasurer

W. Allen Reed	Chairman of the Board of Directors and President and Chief Executive Officer

Robin H. Rocchi	Vice President, Investment Programs

Carlos Rosa	Vice President, Sales and Marketing

John S. Stevens	Managing Director, Absolute Return Strategies

Edgar J. Sullivan	Managing Director, Investment Research

Page 15 of 30 Pages

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS OF

GENERAL MOTORS TRUST BANK, NATIONAL ASSOCIATION

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of General Motors Trust Bank, National Association is set forth below. Unless otherwise specified, the business address of each person listed below is 767 Fifth Avenue, New York, New York 10153.

NAME AND BUSINESS ADDRESS	POSITION WITH GMTB	PRINCIPAL OCCUPATION, IF OTHER THAN AS EXECUTIVE OFFICER OF GMTB
Michael P. Cloherty	Vice President, Operations*

Thomas E. Dobrowski	Managing Director, Real Estate and Alternative Investments

Nancy C. Everett	Chief Investment Officer*

David F. Holstein	Managing Director, Global Equities

Paul F. Jock, II	Director and Senior Vice President and General Counsel

Duen-Li Kao	Managing Director, Global Fixed Income

Michael E. Klehm	Director, Senior Vice President and Chief Financial Officer and Trust Officer

R. James Kraus	Vice President, Human Resources

Patricia M. McDonald	Vice President, Fiduciary Communications & Secretary

B. Jack Miller	Director

Charles G. Preseau	Vice President, Finance and Treasurer

W. Allen Reed	Chairman of the Board of Directors and President and Chief Executive Officer

Robin H. Rocchi	Vice President, Investment Programs*

Carlos Rosa	Vice President, Sales and Marketing*

John S. Stevens	Managing Director, Absolute Return Strategies*

Edgar J. Sullivan	Managing Director, Investment Research

*	Subject to there being no objection by the Office of the Comptroller of the Currency

Page 16 of 30 Pages

EXHIBIT INDEX

EXHIBIT 1	Subscription Agreement dated September 1, 2005, between GMAM Investment Funds Trust and Hyperion Collateralized Securities Fund, Inc.

EXHIBIT 2	Joint Filing Agreement dated September 20, 2005 among the Reporting Persons pursuant to Rule 13d-1(k) under the Act

Page 17 of 30 Pages